FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of  March  2016

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 3, 2016, announcing Gilat to Highlight its X-Architecture for HTS at Satellite 2016, Following Recent Deals with Softbank for LTE Backhaul and Gogo for In-Flight Connectivity (IFC)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Date: March 3 , 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat to Highlight its X-Architecture for HTS at Satellite 2016,
Following Recent Deals with Softbank for LTE Backhaul and Gogo for
In-Flight Connectivity (IFC)

Company to demonstrate how a single platform can support
an entire range of applications, including consumer broadband, cellular backhaul and IFC solutions

Petah Tikva, Israel, March 03, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it intends to highlight its X-Architecture – optimized for High Throughput Satellite (HTS)-based fixed and mobility applications, including consumer broadband, cellular backhaul and IFC solutions – at Satellite 2016, March 8-10 at the Gaylord National Convention Center, National Harbor, Maryland, Booth # 1423.

SkyEdge II-c X-Architecture was designed to address both traditional Virtual Network Operator (VNO) models as well as newer models already suited to HTS-based space segment capacity.

“We enable satellite operators and service providers to maximize the HTS opportunity with our unique X-Architecture. Our recent wins with Gogo and Softbank are testament to the superiority of our architecture to support our customers' needs for highest performance,” stated Dov Baharav, Gilat’s Interim CEO and Chairman of the Board.

“At the event we will showcase a broad range of field-proven solutions, all supported by one network that offers our customers the flexibility to expand their business as they see fit – on land, at sea or in the air.”

At the event, Gilat intends to display its:
•	SkyEdge II-c X-Chassis – A High-density, high-efficiency, multi-spot-beam hub, powered by X-Architecture
•	SkyEdge II-c VSATs – Gilat's diverse portfolio of multi-service terminals
•	IFC solutions – Versatile dual-band ER6000-A antenna, SkyEdge II-c Taurus MODMAN (modem manager) and Wavestream Aerostream transceivers

Gilat executives are scheduled to participate in two key panel discussions:

Hagay Katz, AVP, Head of VSAT Line of Business, will take part in a panel discussion, entitled “From Voice to Dominant Data: Satellite Mobile Backhaul”, in the Annapolis 1-2 conference hall on March 8th at 1:45 pm.

Ron Levin, Director Strategic Accounts, will take part in a panel discussion, entitled “China, India and Russia: Civil and Commercial Satellite Applications Connecting the World's Largest Geographic Expanses”, in the Baltimore 1-2 conference hall on March 9th at 9:45 am.

About Gilat

Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com